Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

SNAP-ON INCORPORATED

Snap-on Incorporated (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”) does hereby certify:

FIRST: The Corporation’s Board of Directors duly adopted resolutions on November 1, 2012, setting forth an amendment to Article SEVENTH of the Corporation’s Amended and Restated Certificate of Incorporation to allow declassification of the Board of Directors, declaring the proposed amendment to be advisable, directing that the proposed amendment be submitted to the Corporation’s stockholders for consideration at the 2013 Annual Meeting of Shareholders (the “2013 Annual Meeting”) and recommending that the Corporation’s stockholders approve the proposed amendment at the 2013 Annual Meeting.

SECOND: At the 2013 Annual Meeting, in accordance with Article TENTH of the Corporation’s Amended and Restated Certificate of Incorporation, the holders of at least four-fifths of the voting rights in elections of directors voted in favor of the proposed amendment; therefore, Article SEVENTH of the Corporation’s Amended and Restated Certificate of Incorporation is amended and restated in its entirety to read as follows:

SEVENTH: The number of directors that shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the By-laws; provided that in no event shall the total number of directors be less than five or more than fifteen. In addition, in no case will a decrease in the number of directors shorten the term of any incumbent director.

Until the annual meeting of stockholders in 2016, the Board of Directors shall be divided into three classes as nearly equal in number as may be (subject to variances resulting from the phasing out of the classification of the Board of Directors provided for herein), with the term of office of at least one class expiring each year. At each annual meeting of stockholders prior to the annual meeting in 2014, the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting, and each director shall be elected to serve until his successor shall be elected and shall qualify; when the number of directors is changed, any newly created directorships, or any decrease in directorships, shall be so apportioned among the classes as to make all classes as nearly equal in number as possible. From and after the date of filing of this amendment, if and when the number of directors is increased by the Board of Directors and any newly created directorship is filled by the Board of Directors, there shall be no classification of the additional director until the next annual meeting of stockholders and at that meeting, if elected, the director shall serve for a term expiring at the next annual meeting of stockholders.

At each annual meeting of stockholders commencing with the annual meeting in 2014, each director, including directors elected to succeed those directors whose terms expire at such annual meeting, shall be elected for a term expiring at the next annual meeting of stockholders. Any director elected prior to the annual meeting in 2014, subject to such director’s earlier death, resignation, retirement, disqualification or removal from office, shall hold office for the term to which such director has been elected, such that the term for the class of directors elected at the 2011 annual meeting shall expire at the 2014 annual meeting; the term for the class of directors elected at the 2012 annual meeting shall expire at the 2015 annual meeting; and the term for the class of directors elected at the 2013 annual meeting shall expire at the 2016 annual meeting.

Commencing with the 2016 annual meeting of stockholders, the classification of the Board of Directors shall fully terminate and each director shall be elected annually for a term expiring at the next annual meeting of stockholders, and each director shall be elected to serve until his successor shall be elected and shall qualify.

Subject to the terms of any one or more classes or series of Preferred Stock, any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, provided that a quorum is present, and any other vacancy occurring on the Board of Directors may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director. Any director appointed in accordance with the preceding sentence shall hold office for an initial term expiring at the next annual meeting of stockholders, and shall serve until such director’s successor shall have been elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Subject to the rights, if any, of the holders of shares of Preferred Stock then outstanding, (x) any or all of the directors of the Corporation then serving in a class that expires at the third annual meeting of stockholders following the election of such class may be removed from office at any time only for cause and (y) all other directors may be removed from office at any time with or without cause, provided that removal pursuant to clause (x) or (y) shall require the affirmative vote of the holders of at least eighty percent (80%) of the voting power of the Corporation’s then-outstanding capital stock entitled to vote thereon. Notwithstanding the foregoing in this Article SEVENTH, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series, and such directors so elected shall not be divided into classes pursuant to this Article SEVENTH unless expressly provided by such terms.

THIRD: This amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed on its behalf by its duly authorized officer on this 25th day of April, 2013.

SNAP-ON INCORPORATED

By:	/s/ Irwin M. Shur
Name:	Irwin M. Shur
Title:	Vice President, General Counsel and Secretary